EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is as follows:

	2008		2007		2006		2005		2004

Earnings:
Income from continuing operations before provision for income taxes	$587,114		$745,465		$352,816		$214,410		$103,120

Equity in undistributed earnings (losses) of affiliates	(1,831)		377		3,382		253		4,885

Interest expense	7,380		22,520		24,629		31,820		36,066

Portion of rents representative of the interest factor	25,248		22,292		17,318		11,019		16,317

	$617,911		$790,654		$398,145		$257,502		$160,388
Fixed charges:
Interest expense, including amount capitalized	$15,279		$28,478		$27,689		$33,721		$37,039

Portion of rents representative of the interest factor	25,248		22,292		17,318		11,019		16,317

	$40,527		$50,770		$45,007		$44,740		$53,356

Ratio of earnings to fixed charges	15.25	x	15.57	x	8.85	x	5.76	x	3.01	x